**File Reference 82-34868**

**Fisher & Paykel Appliances Holdings Limited**

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com





7 June 2006

SUPPL

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

**Re: Fisher & Paykel Appliances Holdings Limited**
**File # 82-34868**

The attached documents were lodged with the New Zealand Stock Exchange [NZX] on 7 June 2006.

Accordingly a copy of these document are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

**M D Richardson**
Chief Financial Officer



Enclosure:

1. NZX – Ongoing Disclosure – A A Macfarlane
2. NZX – Ongoing Disclosure – D M Churches
3. NZX – Ongoing Disclosure – M D Richardson

## View Announcement

| | |
|---|---|
| Headline | Ongoing Disclosure - A A Macfarlane |
| Announcement text | |

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
☐Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Alastair Armstrong Macfarlane
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Finance Group Managing Director
5 Date of this disclosure notice 7 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Alastair Armstrong Macfarlane
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 6 December 2004
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 7 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Off-market transfer to Family Trustee Company
14. Consideration8 (as required by regulation 10) $4.50 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8) 69,800
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 68,928

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 872

G. Signature

A A Macfarlane

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
☐Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Alastair Armstrong Macfarlane
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.

**Being Worked On (0)**

No announcements are being worked on.

**Waiting for Release (0)**

No announcements pending.

**Last 5 Released Announcement(s)**

- Ongoing Disclosure - M D Richardson *Released - 7 Jun 2006 at 02:40:43 PM*
- Ongoing Disclosure - D M Churches *Released - 7 Jun 2006 at 02:26:06 PM*
- Ongoing Disclosure - A A Macfarlane *Released - 7 Jun 2006 at 02:21:48 PM*
- Notice of Issue of Securities *Released - 2 Jun 2006 at 12:51:30 PM*
- Notice of Issue of Securities *Released - 31 May 2006 at 12:03:52 PM*

**Last 0 Rejected Announcement(s)**

There aren't any rejected Announcements.

**Logged in (1)**

- *L Ross*

4. Position you hold in the issuer Finance Group Managing Director
5 Date of this disclosure notice 7 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) The Smith-Nicol Trust
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 6 December 2004
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 7 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Off-market transfer to Family Trustee Company
14. Consideration8 (as required by regulation 10) $4.50 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8) 232,480
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 68,928

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 301,408

G. Signature

A A Macfarlane

Embargo Until None

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Ongoing Disclosure - A A Macfarlane | word document | 195 | |



This announcement has no comments.

# Disclosure Notice*

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | Alastair Armstrong Macfarlane |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Finance Group Managing Director |
| 5 | Date of this disclosure notice | 7 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | Alastair Armstrong Macfarlane |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 6 December 2004 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 7 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Off-market transfer to Family Trustee Company |
| 14. | Consideration[8] (as required by regulation 10) | $4.50 per share |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 69,800 |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 68,928 |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | 872 |

## G. Signature

**A A Macfarlane**

# Disclosure Notice*

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | Alastair Armstrong Macfarlane |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Finance Group Managing Director |
| 5 | Date of this disclosure notice | 7 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | The Smith-Nicol Trust |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 6 December 2004 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 7 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Off-market transfer to Family Trustee Company |
| 14. | Consideration[8] (as required by regulation 10) | $4.50 per share |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 232,480 |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 68,928 |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | 301,408 |

## G. Signature

**A A Macfarlane**




## View Announcement

Headline — Ongoing Disclosure - D M Churches

Announcement text

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
☐Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Dennis Michael Churches
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Finance Group Chief Financial Officer and Company Secretary
5 Date of this disclosure notice 7 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Dennis Michael Churches
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 31 January 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 7 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Off Market Transfer of Shares to Family Trustee Company
14. Consideration8 (as required by regulation 10) $4.50
15. Number of securities held prior, set out by class and type (as required by regulation 8) 108,680
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 107,808

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 872

G. Signature

D M Churches

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
☐Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Dennis Michael Churches

**Being Worked On (0)**

No announcements are being worked on.

**Waiting for Release (0)**

No announcements pending.

**Last 5 Released Announcement(s)**

- Ongoing Disclosure - M D Richardson *Released - 7 Jun 2006 at 02:40:43 PM*
- Ongoing Disclosure - D M Churches *Released - 7 Jun 2006 at 02:26:06 PM*
- Ongoing Disclosure - A A Macfarlane *Released - 7 Jun 2006 at 02:21:48 PM*
- Notice of Issue of Securities *Released - 2 Jun 2006 at 12:51:30 PM*
- Notice of Issue of Securities *Released - 31 May 2006 at 12:03:52 PM*

**Last 0 Rejected Announcement(s)**

There aren't any rejected Announcements.

**Logged in (1)**

- *L Ross*

2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Finance Group Chief Financial Officer and Company Secretary
5 Date of this disclosure notice 7 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) The Churches' Family Trust
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 31 January 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 7 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Off Market Transfer of Shares to Family Trustee Company
14. Consideration8 (as required by regulation 10) $4.50 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8) Nil
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 107,808

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 107,808

H. Signature

D M Churches

Embargo Until None



| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Ongoing Disclosure - DM Churches | PDF file | 34 | |



This announcement has no comments.

# Disclosure Notice*

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

| Initial disclosure (complete Parts A, B, C, D, F and G of this notice). | √ | Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice). |
|---|---|---|

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | Dennis Michael Churches |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Finance Group Chief Financial Officer and Company Secretary |
| 5 | Date of this disclosure notice | 7 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | Dennis Michael Churches |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 31 January 2006 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 7 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Off Market Transfer of Shares to Family Trustee Company |
|---|---|---|
| 14. | Consideration[8] (as required by regulation 10) | $4.50 |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 108,680 |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 107,808 |

## F. Extent of relevant interest

| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | 872 |
|---|---|---|

## G. Signature

**D M Churches**

# Disclosure Notice*

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

| | Initial disclosure (complete Parts A, B, C, D, F and G of this notice). | √ | Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice). |
|---|---|---|---|

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | Dennis Michael Churches |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Finance Group Chief Financial Officer and Company Secretary |
| 5 | Date of this disclosure notice | 7 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | The Churches' Family Trust |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 31 January 2006 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 7 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Off Market Transfer of Shares to Family Trustee Company |
| 14. | Consideration[8] (as required by regulation 10) | $4.50 per share |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | Nil |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 107,808 |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | 107,808 |

## H. Signature

**D M Churches**

5437865




## View Announcement

Headline Ongoing Disclosure - M D Richardson

Announcement text

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
☐Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Mark David Richardson
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Chief Financial Officer and Company Secretary
5 Date of this disclosure notice 7 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Adrich Trust
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 24 August 2005
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 7 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Off-Market transfer of Shares to Family Trust
14. Consideration8 (as required by regulation 10) $4.50 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8) 62,264
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 34,464

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 96,728

G. Signature
M D Richardson

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
☐Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Mark David Richardson
2. Name of issuer Fisher & Paykel Appliances Holdings Limited

**Being Worked On (0)**

No announcements are being worked on.

**Waiting for Release (0)**

No announcements pending.

**Last 5 Released Announcement(s)**

- Ongoing Disclosure - M D Richardson *Released - 7 Jun 2006 at 02:40:43 PM*
- Ongoing Disclosure - D M Churches *Released - 7 Jun 2006 at 02:26:06 PM*
- Ongoing Disclosure - A A Macfarlane *Released - 7 Jun 2006 at 02:21:48 PM*
- Notice of Issue of Securities *Released - 2 Jun 2006 at 12:51:30 PM*
- Notice of Issue of Securities *Released - 31 May 2006 at 12:03:52 PM*

**Last 0 Rejected Announcement(s)**

There aren't any rejected Announcements.

**Logged in (1)**

- *L Ross*

3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Chief Financial Officer and Company Secretary
5 Date of this disclosure notice 7 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Mark David Richardson
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 24 August 2005
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 7 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Off-Market Transfer to Family Trust
14. Consideration8 (as required by regulation 10) $4.50 per Share
15. Number of securities held prior, set out by class and type (as required by regulation 8) 35,336
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 34,464

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 872

H. Signature
M D Richardson

Embargo Until None

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Ongoing Disclosure M D Richardson | PDF file | 34 | |



This announcement has no comments.

# Disclosure Notice*

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | Mark David Richardson |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Chief Financial Officer and Company Secretary |
| 5 | Date of this disclosure notice | 7 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | Adrich Trust |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 24 August 2005 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 7 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Off-Market transfer of Shares to Family Trust |
|---|---|---|
| 14. | Consideration[8] (as required by regulation 10) | $4.50 per share |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 62,264 |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 34,464 |

## F. Extent of relevant interest

| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | 96,728 |
|---|---|---|

## G. Signature

M D Richardson

**M D Richardson**

# Disclosure Notice*

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

| Initial disclosure (complete Parts A, B, C, D, F and G of this notice). | √ | Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice). |
|---|---|---|

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | Mark David Richardson |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Chief Financial Officer and Company Secretary |
| 5 | Date of this disclosure notice | 7 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | Mark David Richardson |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 24 August 2005 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 7 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Off-Market Transfer to Family Trust |
|---|---|---|
| 14. | Consideration[8] (as required by regulation 10) | $4.50 per Share |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 35,336 |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 34,464 |

## F. Extent of relevant interest

| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | 872 |
|---|---|---|

## H. Signature

M D Richardson

**M D Richardson**

**File Reference 82-34868**

**Fisher & Paykel Appliances Holdings Limited**

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com



8 June 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

**Re: Fisher & Paykel Appliances Holdings Limited**
**File # 82-34868**

The attached documents were lodged with the New Zealand Stock Exchange [NZX] and Australian Stock Exchanges [ASX] on 8 June 2006.

Accordingly a copy of these document are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

**M D Richardson**
Chief Financial Officer

Enclosure:
1. NZX Notice of Isuse of Securities
2. ASX Appendix 3B New Issue Announcment

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| Fisher & Paykel Appliances Holdings Limited |
|---|

ABN

| 098026263 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 26,666 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Issue of 26,666 Ordinary Shares following the exercise of 26,666 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 26,666 Shares @ NZ$2.525 per Ordinary Share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Employee Share Option Scheme |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 8 June 2006, inclusive |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 264,986,904 | Ordinary |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 9,698,711 | Ordinary Share Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

**Quotation agreement**

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 8 June 2006

Print name: M D Richardson

+ See chapter 19 for defined terms.

NZX Market Announcement Platform (MAP) 

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You are logged in as Linda Ross (Fisher & Paykel Appliances Holdings Limited - FPA)

## View Announcement

| | |
|---|---|
| Headline | Notice of Issue of Securities |
| Announcement text | Fisher & Paykel Appliances Holdings Limited |

Stock Exchange Release NZX 8 June 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares
2. Number of Securities Issued : 26,666
3. Principal Terms of the Securities : Issue of 26,666 Ordinary Shares following the exercise of 26,666 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.
4. Issue Price : 26,666 Shares @ NZ$2.525
5. Date of Issue : 8 June 2006
6. Number and Class of All Securities Quoted, Including This Issue : 264,986,904 Ordinary Shares
7. Number and Class of All Securities Not Quoted : 9,698,711 Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until None



| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Notice of Issue of Securities | PDF file | 12 | |

This announcement has no comments.

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**Last 5 Released Announcement(s)**

- Notice of Issue of Securities *Released - 8 Jun 2006 at 02:55:54 PM*
- Ongoing Disclosure - M D Richardson *Released - 7 Jun 2006 at 02:40:43 PM*
- Ongoing Disclosure - D M Churches *Released - 7 Jun 2006 at 02:26:06 PM*
- Ongoing Disclosure - A A Macfarlane *Released - 7 Jun 2006 at 02:21:48 PM*
- Notice of Issue of Securities *Released - 2 Jun 2006 at 12:51:30 PM*

**Last 0 Rejected Announcement(s)**

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**File Reference 82-34868**

**Fisher & Paykel Appliances Holdings Limited**

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com


RECEIVED
2006 JUN 15 P 1:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

9 June 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

**Re: Fisher & Paykel Appliances Holdings Limited**
**File # 82-34868**

The attached documents were lodged with the New Zealand Stock Exchange [NZX] and Australian Stock Exchanges [ASX] on 9 June 2006.

Accordingly a copy of these document are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

**M D Richardson**
Chief Financial Officer

Enclosure:

1. NZX Notice of Isuse of Securities
2. ASX Appendix 3B New Issue Announcment





## View Announcement

Headline: Notice of Issue of Securities

Announcement text:

Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release NZX 9 June 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 65,000

3. Principal Terms of the Securities : Issue of 10,000 Ordinary Shares following the exercise of 10,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.

Issue of 25,000 Ordinary Shares following the exercise of 25,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

Issue of 30,000 Ordinary Shares following the exercise of 30,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2004.

4. Issue Price : 10,000 Shares @ NZ$2.305
25,000 Shares @ NZ$2.525
30,000 Shares @ NZ$4.41

5. Date of Issue : 9 June 2006

6. Number and Class of All Securities Quoted, Including This Issue : 265,051,904 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 9,633,711 Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until: None



| Description | Type | Size (kb) | Action |
| --- | --- | --- | --- |
| Notice of Share Issue | PDF file | 12 | |



This announcement has no comments.

**Being Worked On (0)**

No announcements are being worked on.

**Waiting for Release (1)**

- Notice of Issue of Securities
  Status: *Currently being worked on by Sarah Borrie*
  *Sent - 9 Jun 2006 at 01:08:03 PM*

**Last 5 Released Announcement(s)**

- Notice of Issue of Securities
  *Released - 8 Jun 2006 at 02:55:54 PM*
- Ongoing Disclosure - M D Richardson
  *Released - 7 Jun 2006 at 02:40:43 PM*
- Ongoing Disclosure - D M Churches
  *Released - 7 Jun 2006 at 02:26:06 PM*
- Ongoing Disclosure - A A Macfarlane
  *Released - 7 Jun 2006 at 02:21:48 PM*
- Notice of Issue of Securities
  *Released - 2 Jun 2006 at 12:51:30 PM*

**Last 0 Rejected Announcement(s)**

There aren't any rejected Announcements.

**Logged in (1)**

- *L Ross*

# Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release NZX 9 June 2006

## Notice of Issue of Securities

| | | | |
|---|---|---|---|
| 1. | Class of Securities Issued | : | Ordinary Shares |
| 2. | Number of Securities Issued | : | 65,000 |
| 3. | Principal Terms of the Securities | : | Issue of 10,000 Ordinary Shares following the exercise of 10,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.<br><br>Issue of 25,000 Ordinary Shares following the exercise of 25,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.<br><br>Issue of 30,000 Ordinary Shares following the exercise of 30,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2004. |
| 4. | Issue Price | : | 10,000 Shares @ NZ$2.305<br>25,000 Shares @ NZ$2.525<br>30,000 Shares @ NZ$4.41 |
| 5. | Date of Issue | : | 9 June 2006 |
| 6. | Number and Class of All Securities Quoted, Including This Issue | : | 265,051,904 Ordinary Shares |
| 7. | Number and Class of All Securities Not Quoted<br>Options to Acquire Ordinary Shares | : | 9,633,711 |

**M D Richardson**
Company Secretary

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B



## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 65,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Issue of 10,000 Ordinary Shares following the exercise of 10,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.<br><br>Issue of 25,000 Ordinary Shares following the exercise of 25,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.<br><br>Issue of 30,000 Ordinary Shares following the exercise of 30,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2004. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 10,000 Shares @ NZ$2.305 per Ordinary Share<br>25,000 Shares @ NZ$2.525 per Ordinary Share<br>30,000 Shares @ NZ$4.41 per Ordinary Share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Employee Share Option Scheme |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 9 June 2006, inclusive |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 265,051,904 | Ordinary |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 9,633,711 | Ordinary Share Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 9 June 2006

Print name: M D Richardson

+ See chapter 19 for defined terms.